UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 17, 2017

CONYERS PARK ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	333-212133	81-2349205
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 Greenwich Office Park, 2nd Floor Greenwich, CT	06831
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 429-2211

3 Greenwich Office Park, 2nd Floor
Greenwich, CT

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒	Emerging Growth Company

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is a presentation that will be used by Conyers Park Acquisition Corp. (“Conyers Park”) in making presentations to potential lenders.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information

In connection with the proposed transaction, The Simply Good Foods Company has filed a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus of Conyers Park. Conyers Park will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Conyers Park are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Conyers Park’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of Conyers Park as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement and proxy statement/prospectus, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov, or by directing a request to: Conyers Park Acquisition Corp., 1 Greenwich Office Park, 2nd Floor, Greenwich, CT 06831.

Participants in the Solicitation

Conyers Park and Atkins Nutritionals, Inc. (“Atkins”) and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Conyers Park’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Conyers Park’s directors and officers in Conyers Park’s filings with the SEC, including Conyers Park’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 31, 2017, Conyers Park’s Quarterly Report on Form 10-Q for the three months ended March 31, 2017, which was filed with the SEC on May 12, 2017, and Conyers Park’s Current Report on Form 8-K, which was filed with the SEC on April 11, 2017, and such information is in the Registration Statement filed with the SEC by Conyers Park, which will include the definitive proxy statement/prospectus of Conyers Park for the proposed transaction.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Conyers Park’s industry, future events, the proposed transaction, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Conyers Park’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Conyers Park’s businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Conyers Park operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Conyers Park operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Conyers Park’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the stockholders of Conyers Park is not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Conyers Park and Atkins; uncertainty as to the long-term value of Conyers Park’s common stock; those discussed in the Conyers Park’s Annual Report on Form 10-K for the year ended December 31, 2016 under the heading “Risk Factors”, as updated from time to time by Conyers Park’s Quarterly Reports on Form 10-Q and other documents of Conyers Park on file with the SEC or in the definitive proxy statement/prospectus that will be filed with the SEC by Conyers Park. There may be additional risks that Conyers Park presently does not know or that Conyers Park currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Conyers Park’s expectations, plans or forecasts of future events and views as of the date of this communication. Conyers Park anticipates that subsequent events and developments will cause Conyers Park’s assessments to change. However, while Conyers Park may elect to update these forward-looking statements at some point in the future, Conyers Park specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Conyers Park assessments as of any date subsequent to the date of this communication.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1*	Investor Presentation, dated May 17, 2017.

*	Filed herewith.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 17, 2017

CONYERS PARK ACQUISITION CORP.

By:	/s/ Brian K. Ratzan
Name: Brian K. Ratzan
Title: Chief Financial Officer

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